UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 23, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”), dated as of September 23, 2026, between the Company and Quality Industrial Corp., a Nevada corporation (“QIND”), a majority-owned subsidiary of the Company.

Pursuant to the Share Exchange Agreement, subject to satisfaction or, where permissible, waiver, of certain closing conditions, the Company agreed to issue to three third-party investors (the “Investors”) an aggregate of 500,000 Class A ordinary shares of the Company, with nominal value of $0.0035 each (the “Class A Ordinary Shares”), having an aggregate value of $2,000,000 on the date of the closing of the transactions contemplated by the Share Exchange Agreement (the “Closing Date”), calculated by dividing $2,000,000 by a price per share of $4.00, subject to adjustment for any share consolidation, share split, share dividend, or any similar event, with each Investor receiving its respective allocation percentage, rounded to the nearest whole share. The Class A Ordinary Shares that will be required to be issued on the Closing Date will be allocated among the Investors as follows: (i) Sanjeeb Safir (“Safir”) will receive 40% of the Class A Ordinary Shares; (ii) Safir Ahammed will receive 40% of the Class A Ordinary Shares; and (iii) Mohamed Hilal Saeed Muroushad Almheiri will receive 20% of the Class A Ordinary Shares. QIND agreed to issue shares of its common stock, par value $0.001 per share, with an aggregate value of $2,000,000, to the Company, and the issuance of such shares shall constitute consideration for the Company’s issuance of the Class A Ordinary Shares to the Investors, with the number of shares determined by dividing $2,000,000 by the lower of (i) the closing price of the common stock (as reflected on Yahoo! Finance) immediately preceding the Closing Date, or (ii) the average closing price of the common stock (as reflected on Yahoo! Finance) for the five Trading Days (each, a “Trading Day,” meaning a day on which the principal trading market for the applicable shares is open for trading) ending on the Trading Day immediately preceding the Closing Date, rounded to the nearest whole share.

The Share Exchange Agreement was entered into in connection with that certain Agreement and Amendment No. 2 to the Share Purchase Agreement, dated as of September 23, 2026 (the “Agreement and Amendment”), among QIND, Al Shola Al Modea Gas Distribution L.L.C, a United Arab Emirates company (“Al Shola Gas”), and the Investors, which amends that certain Share Purchase Agreement, dated as of March 27, 2024, between QIND and Al Shola Gas, as amended by that certain Amendment Agreement, dated as of April 8, 2025, among QIND, Al Shola Gas, and the Investors. The Agreement and Amendment provides for, among other things, the issuance by the Company of $2,000,000 of Class A Ordinary Shares to the Investors in partial consideration for the transactions contemplated thereunder, subject to the satisfaction or, where permissible, waiver, of certain closing conditions under the Share Exchange Agreement. However, the Agreement and Amendment provides that if the Parent Shares have not been issued on or before December 31, 2026 because the closing under the Share Exchange Agreement has not occurred, then QIND shall, within ten (10) calendar days thereafter, satisfy the $2,000,000 portion of the purchase price by paying cash or delivering certain other securities in accordance with the Agreement and Amendment.

The Class A Ordinary Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and will be issued in reliance on one or more exemptions from, or in transactions not subject to, the registration requirements of the Securities Act, including Section 4(a)(2), Regulation D and/or Regulation S thereunder, and applicable state and foreign securities laws. The Investors made certain representations and warranties regarding their accredited investor status, non-U.S. person status, investment intent, sophistication and ability to bear the economic risk of the investment. The Class A Ordinary Shares will be restricted securities and may not be resold absent registration or an applicable exemption from registration under the Securities Act and compliance with applicable state, foreign and other securities laws.

Each of the Investors is an individual shareholder of Al Shola Gas. Collectively, the Investors own 49% of the outstanding shares of Al Shola Gas. 51% of the shares of Al Shola Gas are owned by QIND. Safir is Chief Operating Officer and Managing Director Middle East of QIND. QIND is a majority-owned subsidiary of the Company.

The Share Exchange Agreement contains a mutual waiver and release of certain claims. The Share Exchange Agreement contains customary representations and warranties by each party. The Share Exchange Agreement includes mutual indemnification obligations for breaches of representations, warranties, and covenants. The representations and warranties survive the closing for eighteen (18) months, except that certain fundamental representations (“Fundamental Representations”) survive until the expiration of the applicable statute of limitations. The aggregate indemnification liability of either party is capped at $2,000,000, with a $50,000 deductible basket, in each case excluding claims with respect to Fundamental Representations and claims based on fraud, willful misconduct, or intentional misrepresentation.

The closing of the transactions contemplated by the Share Exchange Agreement is subject to the satisfaction or, where permissible, waiver of a number of conditions, including approval by The Nasdaq Stock Market LLC (“Nasdaq”) of an initial listing application in connection with the transactions, receipt of all required governmental approvals (including any required Nasdaq approvals for the issuance or listing of the Class A Ordinary Shares and any approvals required under the Irish Takeover Panel Act 1997, Takeover Rules), absence of legal prohibitions on the transactions, accuracy of representations and warranties, readiness to issue shares, execution and delivery of the Share Exchange Agreement, delivery by QIND of accredited investor questionnaires and AML/KYC documentation for each Investor, and delivery of such other documents or instruments as may be reasonably requested by either party that are necessary to consummate the transactions. None of the foregoing conditions may be waived by the parties, except to the extent that waiver of the accuracy of any representations and warranties will not cause the failure of any other closing condition to be satisfied. Nothing in the Share Exchange Agreement requires the Company to submit, pursue, maintain, or seek clearance of any initial listing application with Nasdaq unless and until the Company determines, in its sole discretion, that it will meet the applicable Nasdaq listing requirements at the time of such submission.

Pursuant to the Share Exchange Agreement, the Company will be required to file with the SEC a registration statement on Form F-3 (or other available form) (the “Registration Statement”) covering the resale of the Class A Ordinary Shares no later than thirty (30) calendar days following the Closing Date and to use commercially reasonable efforts to cause such registration statement to be declared effective no later than ninety (90) calendar days following the Closing Date. The Company will also be required to maintain the continuous effectiveness of the Registration Statement for so long as the Class A Ordinary Shares remain outstanding and are not freely tradable without restriction under Rule 144 as promulgated under the Securities Act. Notwithstanding the foregoing, the filing or effectiveness of the Registration Statement, or any resale of Class A Ordinary Shares pursuant thereto, shall not limit, waive, supersede or otherwise affect any lock-up, leak-out or other transfer restrictions applicable to the Class A Ordinary Shares under the Agreement and Amendment.

The Share Exchange Agreement is governed by the laws of the State of New York. Disputes arising under the Share Exchange Agreement are subject to arbitration administered by the American Arbitration Association in New York, New York.

The foregoing description of the Share Exchange Agreement is qualified in its entirety by reference to the full text of the Share Exchange Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-298887, 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, 333-276880, 333-293286, and 333-294414) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Share Exchange Agreement, dated as of September 23, 2026, between Fusion Fuel Green PLC and Quality Industrial Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 25, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer